Exhibit 99.1

AMENDMENT X

TO OFFICE LEASE AGREEMENT BY AND BETWEEN

Spruce Tree Centre L.L.P.

and

Image Sensing Systems

This Lease Amendment X, made and entered into this 12th day of May, 2009 by and between Spruce Tree Centre L.L.P. (Lessor), and Image Sensing Systems (Tenant), hereby amends the Office Lease Agreement (Lease) dated November 24, 1998 , Lease Amendment I dated October 9, 2001 and Lease Amendment II dated May 24, 2002, Lease Amendment III dated April 22, 2004, Lease Amendment IV dated August 19, 2005, Lease Amendment V dated February 1, 2006, Lease Amendment VI dated July 21, 2006 and Lease Amendment VII dated April, 2007 and Lease Amendment VIII dated April 2008 and Lease Amendment IX dated October 7, 2008 with Spruce Tree Centre L.L.P.; between Lessor and Tenant for Premises at Spruce Tree Centre, 1600 University Avenue, St. Paul, Minnesota as follows:

Now, therefore, it is agreed that:

1.

Paragraph (1) of Amendment IX is amended to provide that the premises shall be reconfigured according to the attached space plans. On Fourth floor the space shall include Suites 418 and 420 consisting of Suite 418 with 562 rentable sq. ft and Suite 420 with 4,287 rentable square feet for a total of 4,849 rentable sq. ft. Suite 500 shall be increased with the addition of Suites 505/507 consisting of 2815 rentable square feet. Fifth floor space shall now consist of: Suite 500 @ 3,456 rentable sq. ft. plus Suites 505/507 @ 2,815 rentable sq. ft. plus Suite 508 North @ 1,107 rentable sq. ft. plus Suite 508 South @ 983 rentable sq. ft. plus Suite 510 @ 1,985 rentable sq. ft. for a total fifth floor space consisting of 10,346 rentable sq.ft. Therefore total square footage on 4th and 5th floors is: 4,849 + 10,346 = 15,195 rentable sq. ft. Suite 420 shall include the exterior patio deck consisting of a 30 ft. by 25 ft. “patio” on the roof of 3rd floor and immediately adjacent to the west end of Suite 420 as shown on the attached space plan.

2.

In addition, the following plan is acknowledged. On September 30, 2009, Spruce Tree Centre shall make available for tenant improvements, Suites 505 and 507 currently leased to Cornerstone Therapy for Image Sensing Systems 5th floor expansion. Upon completion of tenant improvements in Suites 505 and 507, Image Sensing Systems shall have the option to terminate the obligation to continue to lease Suites 407, 409, 414 and 416 after its occupancy of Suites 505 and 507.

3.

Paragraph (1) of Amendment VIII is amended to provide that the starting date for Suites 505 and 507 shall be October 31, 2009 and the expiration date of the Amended lease shall be extended three (3) years to May 31, 2013.

4.	The Base Rental Rate as outlined in Paragraph 3a is amended as follows:

Year	Monthly Rent #500 & 420	Monthly Rent #508	Monthly Rent #407 & 409	Monthly Rent #414 & #416	Monthly Rent #418	Monthly Rent # 510	Total Monthly Rent
06/01/09 - 11/30/09	$5,339.60	$1,463.00	$697.20	$966.00	$326.20	$1,389.50	$10,181.00

	Suites 500, 505/7, 508 and 510 Monthly Rent	Suites 418 & 420 Monthly	Total Monthly Rent
11/30/09 - 5/31/10	$7,228.50	$3,271.50	$10,500.00
06/01/10 - 5/31/11	$7,228.50	$3,271.50	$10,500.00
06/01/11 - 5/31/12	$7,228.50	$3,271.50	$10,500.00
06/01/12 - 5/31/13	$7,228.50	$3,271.50	$10,500.00

5.	Lessor will provide $135,500 for Leasehold Improvements for Suites 500, 505, 507, 508 and 420 as specified in the attached estimate from Park Edge Construction.

6.	Parking. By this Amendment IX parking spaces in the attached ramp included in Base rent shall increase from 22 parking spaces to 25 parking spaces.

7.

To the extent not specifically amended or modified herein, all terms and conditions of the original lease, addenda and amendments shall remain in full force and effect. However, for any clause in any manner modified, amended or contradicted, this Lease Amendment shall take precedence over the original documents.

SPRUCE TREE CENTRE LLP		IMAGE SENSING SYSTEMS

BY:		BY:

ITS:	Agent	ITS:	CFO